Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contacts:	William G. Schultz, President & CEO	(952) 996-1674

Communications Systems, Inc. Reports Second Quarter 2013 Results

Minnetonka, Minnesota – August 7, 2013 -- Communications Systems, Inc. (NASDAQ: JCS), a telecommunications products and managed services provider, today reported financial results for the second quarter ended June 30, 2013.

Second Quarter Highlights

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2013 second quarter sales increased 25% to $31.9 million compared to $25.6 million in the 2012 second quarter. 2013 six-month sales increased 19% to $59.4 million compared to $49.8 million in the 2012 first six months.

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Consolidated 2013 operating income increased to $2.6 million compared to $1.4 in the 2012 second quarter. Consolidated 2013 operating income increased to $2.9 million compared to $1.5 million in the 2012 first six months.

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Net income increased to $1.6 million or $0.19 per share compared to $972,000 or $0.11 per share in the 2012 second quarter. Net income increased to $1.9 million or $0.22 per share compared to $1 million or $0.12 per share in the 2012 first six months.

•	Suttle achieved a quarter-over-quarter sales increase of 34% to $13.9 million, the 8th consecutive quarter of year-over-year sales growth.

•	Transition Networks quarter-over-quarter sales decreased 25% to $10.5 million due primarily to continued slowdown in domestic government spending and a decline in its sales from legacy products.

•	JDL Technology achieved a quarter-over-quarter sales increase of 544% to $7.6 million driven by its South Florida education business.

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At June 30, 2013, the Company had cash, cash equivalents and investments of $23.8 million and positive working capital of $69.6 million as both inventory and accounts receivable grew due to increased Suttle and JDL Technologies revenues.

          William G. Schultz, President and CEO commented: “We continue to see growth in our Suttle and JDL Technologies business units with stronger 2013 second quarter revenue and operating income. Continued lower federal government spending for networking initiatives and declines in sales of legacy products adversely affected our Transition Networks business unit.

Suttle

          Suttle continued its strong growth with 2013 second quarter revenue of $13.9 million, a 34% increase over the 2012 second quarter. The increased revenues were driven primarily by fulfillment of contracts for new Suttle products, enhanced network deployment by communication service providers, and increased demand for structured cabling products to support the increase in multi-unit dwelling construction. Suttle benefitted from continued investment in product development for fiber optic and copper connectivity solutions as well as in-home active network products. Driven largely by DSL products, Suttle’s international sales increased 30% to $1.5 million and accounted for 11% of Suttle total revenues. As a result of increased efficiencies associated with the higher sales level, Suttle’s gross margin increased to 27.9% compared to 24.1% in the 2012 second quarter. Suttle continues to see strong sales opportunities in Latin America, South America, the Middle East and Canada, has added resources to take advantage of these long-term opportunities, and will continue to invest in these markets.

Transition Networks

          Transition Networks sales decreased 25% to $10.5 million, due primarily to the continued slowdown in government spending and a decline of legacy products, which resulted in a decrease in North American revenue from $10.6 million to $7.3 million. Although Transition Networks is focusing on new products in vertical markets, enterprise, Telco, and government, revenue from the introduction of these new products has not yet been sufficient to offset this decline. Transition Networks’ international revenue decreased from $3.4 million to $3.1 million, due to decreased sales in Europe, Middle East and Africa markets and project timing in Asia and Latin America. Transition Networks gross margin dropped slightly to 54.2% compared to 55.6% in the 2012 second quarter. As announced in a May 15, 2013 press release, the Company is restructuring the Transition Networks general management and sales leadership to better align its business around strategic objectives and changes in the market.

JDL Technologies

          JDL Technologies’ 2013 second quarter sales increased 544% to $7.6 million due to its South Florida education business. In the quarter, JDL Technologies recognized $4.0 million of revenue from its participation in the Miami-Dade County School District “Bringing Wireless to the Classroom” initiative and $3.2 million in revenue from other education business. JDL Technologies’ gross margin dollars increased 458% to $2 million driven by the revenue increase. Its gross margin percentage decreased to 26.1% from 30.2% in the 2012 second quarter, however, because a higher portion of its 2013 revenue was hardware –based rather than its more traditional value-added service. Although JDL continues to pursue opportunities outside the education business servicing the small and medium sized business with their networking needs, primarily managed services, migration to the cloud and virtualization, its 2013 revenue from this business remained relatively constant at $448,000.

          Mr. Schultz noted: “We implemented significant changes to our Transition Networks business unit during the second quarter. Transition Networks went live on the new Enterprise Resource Planning system on April 4, 2013, and we commenced a significant reorganization during the quarter. Our Transition Networks team is working diligently to implement these changes while continuing to support its customers. Both of these changes will better position Transition Networks for long-term growth. We continue to support Transition Networks with strategic investments to grow its business. Suttle continued its strong performance in the second quarter and is positioned for expansion within existing customers and working to acquire new customers in targeted regions. JDL also had a strong quarter with its education customers and continues to focus growing that market and its commercial business in Florida.”

Further Information

          Further information regarding the Company’s results and related matters will be provided in the Company’s Form 10-Q report for the quarter and six months ended June 30, 2013, which will be filed with the SEC on August 8, 2013.

Cautionary Statement

          From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, Communications Systems Inc. may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties, including those disclosed in our periodic filings with the SEC, which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

About Communications Systems

          Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

CSI CONSOLIDATED SUMMARY OF EARNINGS
Selected Income Statement Data

	Unaudited		Unaudited
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Sales	$31,936,602	$25,561,258	$59,389,333	$49,805,179
Gross margin	11,528,317	10,655,883	21,304,244	20,604,510
Operating income	2,566,850	1,357,602	2,937,628	1,488,047
Income before income taxes	2,577,830	1,445,470	2,959,250	1,539,031
Income taxes	939,273	473,735	1,078,334	512,218
Net income	$1,638,557	$971,735	$1,880,916	$1,026,813

Basic net income per share	$0.19	$0.11	$0.22	$0.12
Diluted net income per share	$0.19	$0.11	$0.22	$0.12
Cash dividends per share	$0.16	$0.16	$0.32	$0.32

Average basic shares outstanding	8,537,369	8,522,307	8,512,091	8,498,040
Average dilutive shares outstanding	8,540,965	8,562,148	8,518,223	8,526,048

Selected Balance Sheet Data

	Unaudited
	June 30, 2013	December 31, 2012

Total assets	$110,011,819	$112,534,645
Cash , cash equivalents and investments	23,769,504	35,947,647
Property, plant and equipment, net	14,674,298	14,474,913
Long-term liabilities	3,002,350	3,297,808
Stockholders’ equity	93,201,304	93,995,393